

Mail Stop 3030

June 25, 2009

Via U.S. Mail

Mr. David A. Dodge
Interim Chief Financial Officer
SmarTire Systems Inc.
5781 Lee Boulevard, Suite 208, Box #243
Lehigh Acres, FL   33971

>   **RE: SmarTire Systems Inc.**
>   **Form 10-KSB for fiscal year ended July 31, 2008**
>   **Filed December 29, 2008**
>   **File No. 0-24209**

Dear Mr. Dodge:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief